UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JANUARY 29, 2014

DATE, TIME AND PLACE:

January 29, 2014, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; and Messrs. José de Paiva Ferreira; and by videoconference, Messrs. José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo; and Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli – Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Ana Maria Imbiriba Corrêa to act as the Secretary.

AGENDA:

To approve the election of a new member for the Board of Executive Officers.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, the Company´s Board of Directors, unanimously and without any restrictions elected, under article 17, item III, of the Company’s Bylaws and favorable recommendation of the Executive Committee and Nomination, for a mandate which will run until the tenure of the elected directors on the first Board of Directors’ Meeting, which will be held after the 2015 General Meeting, as Officer without specific designation of the Company, Mr. Mário Adolfo Libert Westphalen (RG 4.626.500 SSP-BA CPF/MF nº 364.929.225-49), Brazilian citizen, married, engineer, resident and domiciled in the city of São Paulo- SP, with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 e 2235 – Bloco A – Vila Olímpia, who will be charge of Cost, Organization and Efficiency area.

[Free English Translation]

The elected Officer declare he is not subject to a crime provided for by law impeding them from exercising commercial activities, especially those mentioned in paragraph 1º of article 147 of the Corporation Act, and he meets the requirements set forth in Resolution #4.122/2012, both of the National Monetary Council, and he will only take the office for which she was elected after approval of his election by the Brazilian Central Bank.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, January 29, 2014. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Jesús María Zabalza Lotina - Vice-Chairman of the Company´s Board of Directors;  José Antonio Alvarez Alvarez, José de Paiva Ferreira; José Manuel Tejón Borrajo and Mrs. Marília Artimonte Rocca and Mrs.Viviane Senna Lalli - Directors. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 29, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer